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                                                               Exhibit (a)(2)(i)


                                        [BARRETT LETTRHEAD]

                                                                  March 23, 2001

Dear Barrett Stockholders:

   On March 12, 2001, Shell Oil Company, acting through its indirect wholly-owned subsidiary SRM Acquisition Company, commenced an unsolicited tender offer to purchase all of the outstanding shares of common stock of Barrett Resources Corporation for $55.00 per share in cash (the "Shell Offer"). Your Board has very carefully considered the Shell Offer.

   After analyzing a variety of factors, your Board has unanimously concluded that the Shell Offer is inadequate and not in the best interests of stockholders. Factors considered include, among other things, Barrett's future prospects, the opinions of each of Barrett's financial advisors, Goldman, Sachs & Co. and Petrie Parkman & Co., Inc., that the Shell Offer is inadequate, and the fact that your Board is taking all necessary steps to maximize stockholder value.

   As previously announced, your Board authorized management to promptly pursue strategic alternatives, including seeking proposals from qualified parties to facilitate a full appreciation of the value of Barrett's assets. This process is underway.

   Your Board of Directors urges you to join them in rejecting the Shell Offer. The Board recommends that you not tender your shares pursuant to the Shell Offer.

   The enclosed Schedule 14D-9 describes the Board's decision to reject the Shell Offer and contains other important information relating to its decision. We urge you to read it carefully.

   Your Board of Directors and I are committed to maximizing stockholder value. We believe that the best path for achieving that objective is to continue our process of seeking other proposals, and not to tender now into Shell's $55.00 per share offer.

                                        Sincerely,

                                        [/s/ PETER A. DEA]
                                        Peter A. Dea
                                        Chairman of the Board and Chief
                                         Executive Officer

                                   [ADDRESS]

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